UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

_______________________________

Starwood Real Estate Income Trust, Inc.
(Name of Subject Company (Issuer))

Cox Capital General Partner, LLC
Cox Capital Partners Special Situations Fund, LP
Saba Capital Management GP, LLC
Saba Capital Management, L.P.
Saba Capital Tender SPV I, LLC
(Name of Filing Person (Offeror))

_______________________________

Class I Shares of Common Stock, par value $0.01 per share
Class S Shares of Common Stock, par value $0.01 per share
(Titles of Classes of Securities)

None
(CUSIP Number of Shares of Beneficial Interest)

_______________________________

Cox Capital Partners
John Cox
1333 Race Street
Philadelphia, PA 19107
(484) 840-5281
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

_______________________________

With a copy to:

McDermott Will & Schulte
David A. Curtiss
919 Third Avenue
New York, NY 10022
Telephone: (212) 756-2715
Email: dcurtiss@mcdermottlaw.com

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto and the exhibits thereto, the “Schedule TO”) amends and supplements the Tender Offer Statement originally filed on March 5, 2026 by Cox Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Purchaser”). This Amendment No. 3 and the Schedule TO relate to the Offer by the Purchaser to purchase up to 10,126,353 Class I Shares of Common Stock, par value $0.01 per share and 9,533,647 Class S Shares of Common Stock, par value $0.01 per share (collectively, the “Shares”) of Starwood Real Estate Income Trust, Inc. (the “Company”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2026 (the “Offer to Purchase”), and in the related assignment form (the “Assignment Form”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(xi)**	Boaz Weinstein on the Bloomberg Money Stuff Podcast dated March 19, 2026.

____________

**      Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2026

Cox Capital General Partner, LLC
By:	/s/ John Cox
Name: John Cox
Title: Managing Member
Cox Capital Partners Special Situations Fund, LP
By:	/s/ John Cox
Name: John Cox
Title: Chief Investment Officer
Saba Capital Management, L.P.
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Chief Operating Officer
Saba Capital Tender SPV I, LLC
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person
Saba Capital Management GP, LLC
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated March 5, 2026.
(a)(1)(ii)*	Assignment Form.
(a)(1)(iii)*	Form of Notice of Withdrawal of Tender.
(a)(5)(i)*	Press Release dated March 5, 2026.
(a)(5)(ii)*	Internet Advertisements dated March 5, 2026.
(a)(5)(iii)*†	Consulting Agreement dated February 13, 2026.
(a)(5)(iv)*	Social media content by Boaz Weinstein on X dated March 5, 2026.
(a)(5)(v)*	Revised Press Release dated March 5, 2026.
(a)(5)(vi)*	Internet Advertisements dated March 6, 2026.
(a)(5)(vii)*	Boaz Weinstein — InsideAlts Video Transcript
(a)(5)(viii)*	Boaz Weinstein — Bloomberg, ‘Boaz Weinstein Is ‘Buying Pessimism’ With Discount Bids on Private Assets’
(a)(5)(ix)*	Boaz Weinstein — Bloomberg Video, Video Transcript
(a)(5)(x)*	Social media content by Boaz Weinstead on X dated March 14, 2026.
(a)(5)(xi)**	Boaz Weinstein on the Bloomberg Money Stuff Podcast dated March 19, 2026.
107*	Filing Fee Exhibit.

____________

**      Filed herewith

*        Previously filed

†        Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

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